Exhibit 11

ALLIN CORPORATION

CALCULATION OF EARNINGS (LOSS) PER COMMON SHARE

(Dollars in thousands, except per share data)

	Year Ended December 31, 2003	Year Ended December 31, 2004	Year Ended December 31, 2005
Net income (loss)	$780	$284	$(954)
Accretion and dividends on preferred stock	710	740	900

Net income (loss) attributable to common shareholders	$70	$(456)	$(1,854)

Earnings (loss) per common share - basic and diluted	$0.01	$(0.07)	$(0.26)

Weighted average common shares outstanding during the period - basic	6,967,339	6,967,339	7,185,147

Weighted average common shares outstanding during the period	6,967,339	6,967,339	7,185,147
Effect of options	12,885	—	—

Weighted average number of shares outstanding during the period - diluted	6,980,224	6,967,339	7,185,147